                                                                       EXHIBIT 3

                                 OPERATING AGREEMENT
                                 -------------------

       Glenn Kaplan, Wayne L. Kaplan and Evan A. Kaplan, d/b/a G.W.E. Partnership (collectively, the "Operators"), with offices located at 125 Froehlich Farm Boulevard, Woodbury, New York 11797, hereby contract with the Owner set forth below to operate the Facility described below pursuant to the Terms of Operating Agreement attached hereto and which form a part of this Agreement as fully as if recited in their entirety over the signatures affixed below. The parties agree that the services to be provided by Operators shall be personally rendered by them, except as contemplated herein, or unless Owner approves a successor Operator or Operators under the Terms of Operating Agreement.

1. The "Effective Date" shall be September 30, 1997.

2. The "Effective Time" shall be the effective time of the merger of Prometheus Acquisition Corp. (the "Company") with and into Kapson Senior Quarters Corp. as defined in that certain Agreement and Plan of Merger dated as of the Effective Date among Prometheus Senior Quarters LLC, Prometheus Acquisition Corp. and Company.

3. The "Owner" is Kapson Rochester East, L.L.C., with offices located at 125 Froehlich Farm Boulevard, Woodbury, New York 11797.

4. The "Property" is the land located at 2006 Five Mile Line Road, Penfield, New York 14526.

5. The "Facility" is an approximately 120 bed adult care facility known as Town Gate East, located on the Property.

6. The "Escrow Agreement" is that certain escrow agreement, dated the Effective Date, among Prometheus Senior Quarters LLC, Prometheus Acquisition Corp., Operators and Harris Trust and Savings Bank.

7. The "Stock" is the three hundred seventy-five thousand (375,000) shares of stock in Kapson Senior Quarters Corp., a Delaware corporation, placed into escrow by Operators pursuant to the Escrow Agreement.

8. The "Master Management Services Agreement" is that certain master management services agreement, dated the Effective Date between Operators and Senior Quarters Management Corp., a New York Corporation.

9. The "Notice Addresses" are as follows:

       To Owner:                   KAPSON ROCHESTER EAST, L.L.C.
                                   125 Froehlich Farm Boulevard
                                   Woodbury, New York 11797

                                   Phone:(516) 921-8900
                                   Telecopier: (516) 921-8360

       Copy to:                    Kapson Senior Quarters Corp.
                                   c/o Lazard Freres Real Estate
                                      Investors L.L.C.
                                   30 Rockefeller Plaza, 63rd Floor
                                   New York, New York 10020
                                   Attention: Robert P. Freeman
                                      and Murry N. Gunty
                                   Telephone: (212) 632-6026
                                   Telecopier: (212) 332-5980

       To Operators:               Glenn Kaplan, Wayne L. Kaplan and Evan
                                   A. Kaplan
                                   GWE Partnership
                                   125 Froehlich Farm Boulevard
                                   Woodbury, New York 11797
                                   Phone:(516) 921-8900
                                   Telecopier: (516) 921-8360

       Copy to:                    Arnold J. Levine, Esq.
                                   Proskauer Rose LLP
                                   1585 Broadway
                                   New York, New York 10036-8299
                                   Telephone: (212) 969-3000
                                   Telecopier: (212) 969-2900

10. The "Department's Regional Office" shall be:

    New York State Department of Social Services
    259 Monroe Avenue
    Rochester, New York 14607

Executed in duplicate as of the Effective Date, at New York, New York.

OWNER:                                    KAPSON ROCHESTER EAST, L.L.C.
                                          By: Kapson Senior Quarters Corp.,
                                               Sole member

                                          By: /s/ Wayne L. Kaplan
                                              ------------------------------
                                              Name: Wayne Kaplan
                                              Title: Senior Exec. Vice President


OPERATORS:                                G.W.E. PARTNERSHIP

                                          /s/ Glenn Kaplan
                                          ------------------------------
                                          Glenn Kaplan



                                          /s/ Wayne L. Kaplan
                                          ------------------------------
                                          Wayne L. Kaplan


                                          /s/ Evan A. Kaplan
                                          ------------------------------
                                          Evan A. Kaplan

                          TERMS OF OPERATING AGREEMENT
                          ----------------------------

     This Operating Agreement is made as of the Effective Date, by and between Owner and Operators, shall commence as of the Effective Time, and shall at the Effective Time supersede the operating agreement between the parties that is in place with respect to the Facility on the Effective Date.

     WHEREAS, Owner is the owner or lessee of the Property where the Facility is located;

     WHEREAS, Operators hold an operating certificate to operate the Facility, are experienced and qualified in the field of operating adult-care facilities such as the Facility, and Owner desires to engage Operators to continue to operate Facility from and after the Effective Time;

     WHEREAS, Operators are willing to continue to operate the Facility on the terms and subject to the conditions set forth in this Agreement from and after the Effective Time.

     NOW THEREFORE, in consideration of the foregoing, the mutual covenants contained herein and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties do hereby agree as follows:

        I.    RESPONSIBILITIES OF OPERATORS.
              ------------------------------

     A. ENGAGEMENT. Owner hereby engages Operators to operate the Facility, and Operators hereby accept such engagement and agree to operate the Facility, at Owner's expense, so as to provide all services required by applicable law and regulation and the terms and conditions set forth in this Agreement. During the term of this Agreement, Operators shall have full authority to operate and manage the Facility as an adult-care facility in accordance with applicable law and regulation and the terms and conditions hereof, and shall have full and complete control and reign over, and use of, the entire Facility, including its common areas. Without limiting the generality of the foregoing, Operators shall have full authority and responsibility as follows:

        1. OPERATIONAL POLICIES AND FORMS. In accordance with the Annual Budgets (as defined in Section I.B. hereof), Operators shall promulgate and implement such operational policies and procedures as they may deem necessary to insure the establishment and maintenance of operational standards appropriate for the nature of the Facility.

     2. CHARGES. In accordance with the Annual Budgets, Operators shall supervise and coordinate the establishment of schedules of charges including any and all special charges for services rendered at the Facility.

     3. INFORMATION. Within the expenses allowed and provided for in the Annual Budget, and subject to the review of the Owner, Operators shall supervise and coordinate the development of any informational material, mass media releases, and other related publicity materials that are necessary or appropriate for the operation of the Facility.

     4. REGULATORY COMPLIANCE. Operators shall use their reasonable best efforts to obtain and maintain all licenses, permits, qualifications and approvals from any applicable governmental or regulatory authority required for the operation of the Facility, to operate the Facility in compliance with all applicable laws and regulations, and to comply with such laws and regulations in performing Operators' obligations under this Agreement. Where permitted by law, all such licenses, permits, approvals and certifications obtained or renewed after the Effective Date shall be in the name of Owner; all other such licenses, permits, approvals and certifications shall be in the name of Operators, or an individual partner of Operators, unless the governing law requires otherwise. In addition, Operators shall supervise and coordinate the preparation and filing of (and, where Operators are required to do so under applicable law or regulation, shall file) all reports or other information required by New York State Department of Social Services, New York State Department of Health, New York State Housing Finance Agency and other New York or other governmental agencies having jurisdiction over the Facility; Operators shall use reasonable best efforts to deliver copies of all such reports to Owner for its review prior to their filing. Operators shall cooperate with governmental inspection and enforcement activities. Operators shall notify Owner of the requirement for changes to the physical structure of the Facility to comply with applicable laws and codes and Owner shall be responsible for any mandated changes to bring the physical structure into compliance with the applicable laws and codes.

     5. EQUIPMENT AND IMPROVEMENTS. In accordance with the Annual Budgets and subject to consultation with of Owner, Operators shall, on behalf of owner, engage third parties to acquire or effect the equipment and improvements which are needed to maintain or upgrade the quality, to replace obsolete or run down equipment, or to correct any other survey deficiencies which may be cited during the term of this Agreement, make all such repairs, replacements and maintenance and acquire all necessary equipment, including replacement equipment.

                      6.    FINANCIAL AND ACCOUNTING SERVICES.
                            ----------------------------------


                            a.   In consultation with Owner, Operators shall
supervise and coordinate the preparation and/or maintenance (as appropriate) of the following items:

                                 -  a monthly balance sheet and statement
                                    of operations for the Facility, to be
                                    submitted to Owner within thirty (30)
                                    days after the end of each calendar
                                    month;

                                 -  Resident billing records;

                                 -  Accounts receivable and collection records;

                                 -  Accounts payable records;

                                 -  All payroll functions, including,
                                    preparation of payroll checks,
                                    establishment of depository accounts
                                    for withholding taxes, payment of such
                                    taxes (at the Company's sole expense),
                                    filing of payroll reports and the
                                    issuance of W-2 forms to all
                                    employees; and

                            b.   In consultation with Owner, Operators shall
supervise and coordinate the preparation and/or maintenance (as appropriate) of
(i) a complete general ledger for the purposes of recording and summarizing all transactions for the Facility and (ii) the preparation and filing of all necessary reports as required by applicable governmental authorities and the simultaneous provision of copies thereof to the Owner. In consultation with Owner, and subject to Owner's further direction, Operators shall use reasonable best efforts to file all such reports as are required to be filed for the Facility, Owner and/or Operators.

                            C.   In consultation with Owner, Operators shall
supervise and coordinate the preparation and delivery of all reports required to be delivered to any lenders at the time and in the manner required by such lenders.

                            d.    All accounting procedures and systems utilized
in providing said support shall be in accordance with the operating capital and cash programs developed by Owner, which programs shall conform to generally accepted accounting principles and shall not materially distort income or loss. Nothing herein shall preclude Operators from engaging a third party, at Operator's expense and approved by owner, to assist it in the performance of the accounting duties provided for herein.


                     7. REPORTS. Operators shall supervise and coordinate the preparation of any reasonable operational information which may from time to time be specifically requested by Owner, including any information needed to assist Owner in completing its tax returns and in complying with any reporting obligations imposed by any mortgagees or lessors of the Facility. In addition:
(a) within thirty (30) days after the end of each calendar month, Operators shall supervise and coordinate the preparation and the delivery to Owner of an unaudited balance sheet of the Facility, dated the last day of such month, and an unaudited statement of income and expenses for such month relating to the operation of the Facility and (b) within ninety (90) days after the end of the fiscal year of the Owner, Operators shall supervise and coordinate the preparation of unaudited financial statements, including a balance sheet of the Facility dated the last day of said fiscal year and a statement of income and expense for the year then ended relating to the operation of the Facility. In addition, Operators shall supervise and coordinate the preparation and the delivery to owner of monthly occupancy reports and related information with respect to Facility. All books, forms and records of the Facility in connection with the operation of the Facility are Operators' property, provided, however that Operator shall provide true and complete copies of all such books, forms and records (of Facility and not the residents) to Owner.

                     8. BANK ACCOUNTS AND WORKING CAPITAL. Owner shall establish and maintain in a local bank selected by Owner an account or accounts for the operation of the Facility ("Operating Accounts"), in Owner's name and on behalf of Owner, and Operators shall thereafter deposit therein all funds received by Operators on Owner's behalf from the operation of the Facility. It is anticipated that Operators shall have sufficient revenue and working capital to operate the Facility out of the revenue generated by the Facility. Owner shall provide funds for the Operating Accounts, in addition to the revenue generated from the operation of the Facility, in the event that revenue is insufficient, at any point, to pay current expenses. All expenses incurred in connection with the operation of the Facility (including, without limitation, the payment of

Operator's Management Fee) shall be paid out of the Operating Accounts. In consultation with Owner and subject to its direction, Operators shall supervise and coordinate the writing of checks and withdrawals from the Operating Accounts to pay for operating the Facility to the extent necessary for the discharge of Operators' obligations hereunder. Replacement Reserve accounts have been established for the Facility. Capital improvements shall be paid out from those Replacement Reserve accounts according to their terms. Operators shall have no obligation to (1) provide or contribute working capital required for the operation of the Facility, or (2) fund capital expenditures required to maintain the Facility in good condition and repair.

                     9. PERSONNEL. In consultation with Owner, Operators shall supervise the recruiting, hiring, training and promotion; supervise the establishment of salary levels, personnel policies and employee benefits; and establish employee performance standards, all as Operators determine to be necessary or desirable during the term of this Agreement to ensure the efficient operation of all departments within, and all services offered by, the Facility. All of the foregoing obligations shall be undertaken in accordance with the Annual Budgets and applicable law and regulations. All of the Facility personnel shall be the employees of Owner, unless otherwise agreed by Owner, and all salary, bonuses, fringe benefits, payroll taxes and related expenses payable to or in respect of the Facility's personnel shall be subject to review by the owner and shall be expenses of the Facility. Operators shall in all events retain the authority to direct, discipline and discharge all Facility personnel, including the Administrator of the Facility.

                     10. SUPPLIES AND EQUIPMENT. In consultation with Owner, Operators shall supervise and coordinate the purchase, on behalf of Owner, of supplies and non-capital equipment needed to operate the Facility within the budgetary limits set forth in the Annual Budgets.

                     11. LEGAL PROCEEDINGS. Operators shall, through legal counsel approved by Owner, direct all legal matters and proceedings that are within the scope of Operators' authority pursuant to this Agreement, in consultation with Owner, including without limitation, instituting any necessary legal actions or proceedings to collect obligations owing to the Facility, canceling or terminating any contract or agreement for breach thereof or default thereunder and otherwise enforcing the rights and obligations of the residents, sponsors, licensees, customers and other users of the Facility. Without limiting the generality of the foregoing, Operations are authorized to settle, in the name and on behalf of the Owner and on such terms and conditions as Operators may deem to be in the best interests of the Facility, any and all claims or demands arising out of, or in connection with, the operation of the Facility, whether or not legal action has been instituted, provided that such settlement does not exceed twenty-five thousand ($25,000) dollars for each such individual claim or demand or exceed two hundred fifty thousand ($250,000) dollars in any fiscal year. All such amounts shall be expenses of the Facility. Operators will give notice promptly to Owner of all demands and claims, and all proposed settlements and legal actions.

              B.     ANNUAL BUDGETS.
                     ---------------

                     1. PREPARATION AND SUBMISSION. Owner and Operators hereby adopt the annual budget for calendar year 1998 that is attached hereto as Exhibit A and incorporated herein by this reference. At least ninety (90) days prior to the end of each subsequent calendar year that commences during the term of this Agreement, Operators shall submit to Owner a proposed annual budget for the Facility projecting the revenues available and funds required during such fiscal year in order to operate the Facility and to make capital improvements necessary or desirable in order to keep the Facility's physical plant in good condition and repair. The proposed annual budget shall be based upon data and information then available to owner and Operators and shall include, without limitation, estimated salaries and fringe benefits for all personnel groups, projected staffing patterns for the Facility, estimates of required purchases for supplies, inventory, food and similar items, and an estimate of the level of rates and charges sufficient to generate revenue necessary to operate the Facility and make the capital improvements projected in such budget. The proposed annual budget shall be an estimate of revenues and costs, and Owner and operators acknowledge that (x) projected revenue may not be actually received and (y) projected costs may be exceeded by actual expenses and capital expenditures incurred in connection with the operation and maintenance of the Facility. By submitting such a projected budget, Operators will not be deemed to be providing a guarantee or warranty as to the projected revenue, expenses or capital expenditures of the Facility.

                     2. ADOPTION. Owner shall, within thirty (30) days following receipt of a proposed annual budget proposal, notify Operators of either Owner's approval of such proposed annual budget or those items of which Owner approves and those items of which Owner disapproves. Owner shall either approve or disapprove of, in total or in part, such proposed annual budget in writing within a thirty (30) day period. If such proposed annual budget is not approved in such period, it shall be deemed disapproved. If Owner disapproves of the proposed annual budget either in total or in part within such thirty (30) day period, then Owner and Operators shall have thirty
(30) days from the date of owner's disapproval notice to formulate a mutually agreeable Annual Budget. If the parties are unable to reach an agreement within said thirty (30) day period, then Operator will operate at the previous year's Annual Budget with up to a five (5%) percent increase in necessary categories until a new Annual Budget is agreed upon or this Agreement is terminated; provided, however, that the budgeted items for the categories of Heat, Light, Power, Insurance and Real Estate Taxes shall be deemed increased as required to reflect actual expenses for the succeeding calendar year. Each annual budget as finally established in accordance with this paragraph (I.B.) (including as it may thereafter be revised from time to time during a calendar year pursuant to the written agreement of Owner and Operators), shall constitute an "Annual Budget" for all purposes under this Agreement.

                     3. EFFORTS TO OPERATE WITHIN ANNUAL BUDGET. Operators agree to use their reasonable best efforts to operate the Facility in accordance with the Annual Budgets. Subject to the foregoing limitation, Owner shall be responsible on a periodic basis, as and when needed, for all expenses and capital expenditures incurred in connection with the operation and maintenance of the Facility, including, without limitation, fees and cost overruns which exceed the projections in the then current Annual Budget, but not to exceed ten (10%) percent of the Annual Budget, unless otherwise agreed. Notwithstanding anything in this Agreement, if Operators determine in good faith that the incurrence of any expenditure is required in order to comply with applicable law or regulations or to provide services in accordance with the adult-care facilities industry's then prevailing standards in the area in which the Facility is located, then Operators shall give prior notice to Owner and shall make such expenditures, and all such expenditures shall be deemed, for all purposes of this Agreement, to be in accordance with the then current Annual

Budget.

              C. COLLECTION OF ACCOUNTS. In consultation with Owner, Operators shall supervise and coordinate the issuance of bills and collection of accounts and monies owed for goods and services furnished by the Facility, including, but not limited to, enforcing the rights of Owner and the Facility as creditor under any contract or in connection with the rendering of any services. Any actions taken by Operators to collect said accounts receivable shall be in accordance with the applicable laws, rules and regulations governing the collection of accounts receivable.

             D. CONTRACTS. In consultation with Owner, Operators shall supervise and coordinate the negotiation, preparation for execution, cancellation or termination of agreements and contracts which Operators may deem necessary or advisable for the operation of the Facility, including, without limitation, the furnishing of concessions, supplies, utilities, extermination, refuse removal and other services, and requisite contracts regarding home health care and the transfer of residents. Where lawful, said agreements and contracts will be entered into in the name of and on behalf of Owner. In no event, however, shall Operators enter into any agreements with individuals or entities that are related to any Operator by blood or marriage, or in which any Operator or any member of his family, including brothers, sisters, nieces, nephews, parents, grandparents, aunts or uncles, has an ownership interest, except with the prior written approval of Owner.

                All contracts over Five Thousand Dollars ($5,000) are subject to Owner's final approval, which shall be evidenced by Owner's written consent given prior to Operators entering into any contracts on behalf of Owner. All contracts delegating any powers of Operators are subject to the prior written approval of Owner.

             E. EXCLUSIVE REPRESENTATIVE. It is understood and agreed that Operators shall designate an entity to be the exclusive representative of Owner for purposes of communicating and dealing directly with the regulatory authorities, governmental agencies, employees, independent contractors, suppliers, residents, sponsors, licensees, customers and guests of the Facility. Any communications from Owner to such persons or entities or authorities shall be directed through such designee. Owner may maintain contact and working relationships with the above-mentioned persons and entities.

       II. INSURANCE. Operators shall arrange for and maintain all necessary and proper hazard insurance covering the Facility, including the furniture, fixtures and equipment situated thereon, all necessary and proper malpractice and public liability insurance for Operators' and Owner's protection and for the protection of Operators' and Owner's officers, partners, agents and the Facility's personnel. Operators shall also arrange for and maintain all employee health and worker's compensation insurance for the Facility's personnel. Any insurance provided pursuant to this paragraph shall comply with the requirements of any applicable Facility mortgage or lease and shall be an expense of the Facility. Any insurance coverage acquired for the Facility is subject to Owner's final approval in writing.

        III. CONFIDENTIAL MATERIALS. The systems, methods, procedures and controls employed by Operators on behalf of Owner and any written materials or brochures developed to document the same are property of Owner, shall remain confidential and are not, at any time during or after the term of this Agreement, to be utilized, distributed, copied or otherwise employed or acquired by Operators, except as authorized by Owner.

        IV.   TERM OF AGREEMENT: EFFECT OF TERMINATION.
              -----------------------------------------

              A. INITIAL SERVICES. Commencing at the Effective Time, and until the completion date of the Facility if the Facility is not yet open to the public, Operators agree to provide assistance to the Owner in the planning of the Facility, if appropriate. Such assistance may include review of architectural drawings and site plans; arranging for feasibility studies; licensure and certification planning; support and assistance in filing for Certificates of Need and other governmental requirements, if any; and financial analysis ("Initial Services").

              B. GENERAL MANAGEMENT. Beginning at the Effective Time and continuing until the expiration or earlier termination of this Agreement, Operators shall manage and supervise the day-to-day operation of the Facility, in the name of, on behalf of, and for the account of, Owner, in accordance with the terms of this Agreement.

              C. TERM OF AGREEMENT. The term of this Agreement shall commence at the Effective Time and shall terminate on the fifth (5th) anniversary of the Effective Time or the earlier date designated by Owner, provided, however, that Owner shall provide not less than one hundred and eighty (180) days notice of early termination, unless Owner, Operators and applicable regulatory authorities otherwise agree in writing. In the event of a termination by Operators for any reason, or in the event that Owner determines that it wishes to engage another Operator or Operators during or prior to the expiration of the term of this Agreement, Operators shall cooperate with and assist Owner in engaging a replacement operator and all necessary operating certificates, permits and licenses for the Facility. Operators shall cooperate with Owner, and use their reasonable best efforts, to minimize the impact of any change in Operators on the residents of the Facility.

       V.     EVENTS OF DEFAULT AND REMEDIES.
              -------------------------------


              A. DEFAULTS. Each of the following shall constitute an Event of Default hereunder:

                     1. NONPAYMENT. If Owner shall fail to pay or allow payment of any installment of the fees due to Operators in accordance with
Section VIII hereof for a period of thirty (30) days after written notice of such default from operators.

                     2. NONPERFORMANCE. If either Owner, on the one hand, or the Operators, on the other, fail to perform in any material respect any term, provision, or covenant of this Agreement (other than as set forth in the immediately preceding paragraph) and (i) such failure continues after written notice from the other party or parties specifying such failure to perform, unless such failure cannot reasonably be cured within such 30-day period, or
(ii) the defaulting party fails to endeavor vigorously and continuously to cure such default as promptly as is practicable. It is understood and agreed that Operators' obligations under this Agreement may be performed by one or more of Glenn Kaplan, Wayne L. Kaplan and Evan A. Kaplan, and that performance of such obligations by one or more of such individuals shall constitute performance by the Operators.

                     3. INSOLVENCY. If Owner is dissolved or liquidated, applies for or consents to the appointment of a receiver, trustee or liquidator of all or a substantial part of its assets, files a voluntary petition in bankruptcy or is the subject of an involuntary bankruptcy filing, makes a general assignment for the benefit of creditors, or files a petition or an answer seeking reorganization or arrangement with creditors or to take advantage of any insolvency law, or if an order, judgment or decree shall be entered by any court of competent jurisdiction, on the application of a creditor, adjudicating Owner bankrupt or insolvent or approving a petition seeking reorganization of owner or appointing a receiver, trustee or liquidator for such party of all or a substantial part of its assets, and such order, judgment or decree shall continue unstayed and in effect for any period of sixty (60) consecutive days.

                     4. TERMINATION BY LAW. If operators (x) elect to terminate this Agreement prior to the end of its term pursuant to applicable law for reasons other than an Event of Default by Owner or (y) cause such termination or allow such termination to occur by operation of law.

                     5. SEPARATE DEFAULT. If an Event of Default (as defined therein) shall be committed by Operators under the terms of any agreement listed on Exhibit B attached hereto and incorporated herein by this reference, and pursuant to which Operators provide services to Owner or its affiliates, including but not limited to their employment agreements with Kapson Senior Quarters Corp.

              B. REMEDIES. Upon any Event of Default which is not timely cured, the party who has committed or suffered the Event of Default may, at its option, terminate this Agreement upon one hundred eighty (180) days prior written notice, and/or exercise all other rights and remedies available to such party at law or in equity.

                     1. PAYMENT. In the event of any termination of this Agreement, Operators shall be paid all Management Fees and other fees due to the date of termination, plus any other damages to which Operators are entitled, subject to any rights of offset by Owner. No delay or failure on the part of either party hereunder to declare the other party in default or exercise any remedies in respect of such default shall operate as a waiver of such right to declare a default and exercise such remedies.

                     2. ATTORNEYS FEES AND COSTS. If either party is forced to engage counsel to enforce any of the default provisions of this Agreement, the prevailing party shall also be entitled to reasonable attorneys fees and all costs attendant to such action.

                     3. OWNER'S UNREASONABLE WITHHOLDING OR DELAYING CONSENT OR APPROVAL. Operators' sole remedy for any claim or assertion by Operators that Owner has unreasonably withheld or unreasonably delayed any consent or approval to any matter where such consent or approval is required pursuant to this Agreement shall be an action or proceeding to enforce any such provision, or for specific performance, injunction or declaratory judgment.

                     4. OPERATORS' REMEDIES. Operators shall look only to Owner's estate and property relating to the Facility for the satisfaction of Operators' remedies or for the collection of a judgment (or other judicial process) requiring the payment of money by Owner in the event of any default by Owner hereunder; no other property or assets of Owner or its shareholders, members, partners or principals, disclosed or undisclosed, shall be subject to levy, execution or other enforcement procedure for the satisfaction of Operators' remedies under or with respect to this Agreement, the relationship of Owner and Operators hereunder or Operators' use or occupancy of the Premises.

              C. CONTINUATION OF SERVICES. In the event of a default and termination of this Agreement, Operators (or such other firm or entity as is duly and properly authorized to provide adult care facility services) shall, if required by applicable law, rule or regulation, for the greater of one hundred eighty (180) days or such period of time as may be required by the New York State Department of Social Services or any other regulatory agency with jurisdiction, continue to provide adult care facility services at the Facility and be paid for same. During the one hundred eighty (180) days or statutorily required period, the adult care facility services shall be the only services provided by Operators, provided, however that in such case Owner shall have all rights and authority to operate the Facility directly or through an agency, independent contractor or other third party of Owner's choice, if there is any other firm or entity that is duly and properly authorized to provide such adult care facility services and has obtained the necessary operating certificates, permits and licenses.

              D. OTHER PROVISIONS CONTROL. In the event that the New York State Department of Social Services or any other regulatory agency with jurisdiction does not require that one hundred and eighty (180) day notice be given to Operators or such other firm or entity as is duly and properly authorized to provide adult care facility services prior to termination, then the provisions of subsection "C." of this section shall not apply and the other provisions of this Agreement shall control events of default, remedies and rights of termination.

       VI.     FACILITY OPERATIONS.
               --------------------

              A. NO GUARANTEE OF PROFITABILITY. Operators do not guarantee that operation of the Facility will be profitable, but Operators shall use their reasonable best efforts to operate the Facility in as cost effective and profitable manner as possible consistent with maintaining operations in accordance with the adult care facilities industry's then prevailing standards in the area in which the Facility is located and in accordance with applicable law.

              B. STANDARD OF PERFORMANCE; ACTING WITHIN BUDGET. In performing its obligations under this Agreement, Operators shall use their reasonable best efforts and act in good faith and with professionalism in accordance with the Annual Budgets and the prevailing standards of the adult-care facilities industry in the area in which the Facility is located.

              C. FORCE MAJEURE. The parties will not be deemed to be in violation of this Agreement if they are prevented from performing any of their respective obligations hereunder for any reason beyond their control, including, without limitation, strikes, shortages, war, acts of God, or any statute, regulation or action of federal, state or local government or an agency thereof.

        VII.    WITHDRAWAL OF FUNDS BY OPERATORS.
                ---------------------------------

              Owner and Operators acknowledge and agree that the efficient operation of the Facility requires that the Operators have reasonable access to the capital required therefor. Accordingly, unless otherwise agreed by Owner and Operators, Owner agrees not to withdraw any funds from the Facility's bank accounts Operators determine to be required for the proper operation of the Facility or maintenance of appropriate reserves respect thereto.

        VIII.        FEES.
                     -----

              A. MANAGEMENT FEE. There will be no fee for the Initial Services, except as otherwise provided herein. Commencing on the later of the day the Facility begins admitting residents for occupancy or the Effective Time, Owner shall pay Operators a management fee ("Management Fee"), equal to Five Thousand Dollars ($5,000) per month, payable monthly on the fifteenth (15th)) day of each month.

              B. ADDITIONAL SERVICES. Operators are entitled to reasonable compensation in addition to the Management Fee to be agreed upon between Operators and Owner for services that do not fall within the scope of management or do not involve supervision of the day-to-day operation of the Facility, including, without limitation, special projects requested by the Owner or recommended by Operators and approved by Owner.

        IX.   ASSIGNMENT; DELEGATION.
              -----------------------

              A. OPERATING AGREEMENT. This Agreement shall not be assigned (including by operation of law, whether by merger or consolidation) by Operators without the prior written consent of the Owner as indicated.

              B. DELEGATION. Owner authorizes Operators to enter into the Management Services Agreement and consents to the delegation of the performance of certain services as contemplated thereby. In the event that the Management Services Agreement shall terminate prior to the termination of this Agreement other than as a result of the commission of any Event of Default thereunder by Operators, Operators shall obtain the consent of Owner before entering into one or more agreements with any other third party or parties providing for the delegation of the performance of Operators' duties hereunder. In any case, Operators shall retain, subject to review by Owner, (1) the authority to promulgate and implement such operational policies and procedures as they may deem necessary regarding the operation of the Facility and (2) the right to direct third parties in the performance of their responsibilities.

       X. NOTICES. All notices required or permitted hereunder shall in writing by hand delivery, by registered or certified mail, postage prepaid, by overnight delivery or by facsimile transmission (with receipt confirmed with the recipient). Notices given by Operators may be signed by any of the Operators. Notices shall be delivered or mailed to the parties at the Notice Addresses or at such other places as either party shall designate in writing.

              NOTICE TO THE DEPARTMENT OF SOCIAL SERVICES. Notwithstanding anything in this Agreement to the contrary, Owner acknowledges that its right to terminate this Agreement does not confer upon it the authority to operate an adult care facility, as defined in the Social Services Law, at the Facility. Each party agrees that it will give the New York State Department of Social Services (the Department), 40 North Pearl Street, Albany, New York 12243, notification by certified mail of its intent to terminate the Agreement or that the Agreement is due to expire, at least six (6) months prior to the date on which the party intends to exercise its right to terminate the Agreement or at least six (6) months before termination of the Agreement.

              Upon receipt of a notice from Owner of its intent to terminate this Agreement prior to the expiration of this Agreement, Operators agree to immediately notify by certified mail, the Department of the receipt of such notice or service of such notice or that the Agreement is about to expire, and shall further notify the Department of its anticipated response to said notice.

              Each party further agrees to comply with all additional regulations of the New York State Department of Social Services and any other agency having regulatory control over either party.

              A copy of all such notices shall also be sent to the Department's Regional Office with jurisdiction over the Facility.

       XI. RELATIONSHIP OF THE PARTIES. The relationship of Operators to Owner in connection with this Agreement shall be that of independent contractors and all acts performed by Operators during the term hereof shall be deemed to be performed in their capacity as independent contractors, provided however, that nothing in this Agreement shall affect the status of Operators pursuant to any separate employment contract with Owner or its affiliates. Nothing contained in this Agreement is intended to or shall be construed to give rise to or create a partnership or joint venture or lease between Owner, its successors and assigns on the one hand and Operators and their assigns on the other hand.

       XII. ENTIRE AGREEMENT. This Agreement and any documents executed in connection herewith contain the entire agreement among the parties, shall be binding upon their respective successors and assigns, and shall be construed in accordance with the laws of the State of New York (without regard to the State of New York choice of law provisions). This Agreement may not be modified or amended except by written instrument signed by the parties hereto.

     XIII.     CONTRACT MODIFICATIONS FOR PROSPECTIVE LEGAL EVENTS.
               ----------------------------------------------------

       A. The parties hereto agree that they will present this Agreement and their intended relationship to applicable regulatory agencies prior to the Effective Time; in the event that such regulatory agencies request modifications to the text hereof, the parties shall work in good faith to make modifications to this Agreement or to cooperate in restructuring their relationship as appropriate, provided that any such restructuring shall, to the maximum extent possible, preserve the underlying economic, financial and general business arrangements between Owner and Operators. The parties acknowledge that such agencies may require either or both parties to obtain appropriate regulatory licenses and approvals.

       B. In the event any state or federal laws or regulations, now existing or enacted or promulgated after the Effective Date, are interpreted by judicial decision, a regulatory agency or legal counsel of either party in such a manner as to indicate that the structure of this Agreement may be in violation of such laws or regulations, Owner and Operators agree to cooperate in restructuring their relationship and this Agreement, provided that any such restructuring shall, to the maximum extent possible, preserve the underlying economic and financial arrangements between Owner and Operators. The parties acknowledge that such amendment may require reorganization of

Owner or Operators, or both, and may require either or both parties to obtain appropriate regulatory licenses and approvals.

       XIV. CAPTIONS. The captions used herein are for convenience of reference only and shall not be construed in any manner to limit or modify any of the terms hereof.

       XV. SEVERABILITY. In the event any of the provisions contained in this Agreement is deemed to be invalid, illegal or unenforceable in any respect under applicable law, the validity, legality and enforceability of the remaining provisions hereof shall not in any way be impaired thereby.

       XVI. CUMULATIVE: NO WAIVER. No right or remedy herein conferred upon or reserved to any of the parties hereto is intended to be exclusive of any other right or remedy, and each and every right and remedy shall be cumulative with any other right or remedy given hereunder, or now or hereafter legally existing, including upon the occurrence of an Event of Default hereunder. The failure of any party hereto to insist at any time upon the strict observance or performance of any of the provisions of this Agreement or to exercise any right or remedy as provided in this Agreement shall not impair any such right or remedy or be construed as a waiver or relinquishment thereof with respect to subsequent defaults. Every right and remedy given by this Agreement to the respective parties hereto may be exercised from time to time and as often as may be deemed expedient by such parties.

       XVII. COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be an original; each such counterpart shall together constitute but one and the same Agreement.

       XVIII. TIME IS OF THE ESSENCE. Time is of the essence throughout the entire Agreement.

       XIX. WAIVERS. No waiver of any term, provision or condition of this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be or construed as a further and continuing waiver of any such term, provision or condition of this Agreement.

       XX. ATTORNMENT. If any mortgagee or lender secured by the Facility succeeds to the Owner's rights with respect to the Facility through any means including repossession, foreclosure or delivery of a new deed or deed in lieu of foreclosure, Operators shall at the successor's request, automatically attorn to and recognize the successor as a party to this Agreement. In such case, the Agreement will remain unmodified and in full force and effect, except that operators shall have the right to cancel this Agreement on one hundred and eighty (180) days prior written notice. At the successor's request, Operators shall deliver to successor appropriate instruments and documents confirming the attornment.

       XXI. COSTS AND EXPENSES OF FACILITY: INDEMNITY. All fees, costs, expenses and purchases arising out of, relating to, or incurred in the operation of the Facility, shall be the sole responsibility of Owner. Operators, by reason of the execution of this Agreement and the performance of their services hereunder, shall not be liable for or deemed to have assumed any liability for such fees, costs, and expenses, or any other liability or debt of Owner whatsoever, arising out of or relating to the Facility or incurred in its operation. Owner agrees to indemnify, defend, pay on behalf of, and hold Operators and their principals, agents and employees harmless from and against all losses, claims, damages and other liabilities arising out of or relating to the ownership or operation of the Facility (except those resulting from the willful misconduct, misappropriation of funds or fraud of Operators), including, without limitation, any liabilities asserted against Operators or any of their principals, employees or agents by reason of any action or inaction taken by any of the foregoing while performing the duties of Operators hereunder on behalf of Owner. Operators agree to indemnify, defend, pay on behalf of, and hold Owner and its officers, directors, agents and employees harmless from and against all losses, claims, damages and other liabilities arising out of the willful misconduct, misappropriation of funds or fraud of Operators. The terms of this Section XXI shall survive the expiration or earlier termination of this Agreement.

       XXII. FURTHER ASSURANCES. Notwithstanding any other provisions of this Agreement, Operators shall not (A) take or permit any action or (B) refrain from taking or permitting any action, if such act or refusal would cause Operators to violate, either immediately or with the passage of time, any law, rule, regulation, code of ethics or fiduciary obligation in their capacity as licensed Operators. Any refusal by Operators to take action demanded by Owners or any action taken by Operators over the objection of Owners shall not be deemed a breach of this Agreement, and shall not be an Event of Default, if such action or refusal is necessary for Operators to maintain compliance with any such law, rule, regulation, code of ethics or fiduciary obligation.


                                     * * *

                         KAPSON SENIOR QUARTERS CORP.


                                                             February 23, 1998

PROMETHEUS SENIOR QUARTERS LLC
PROMETHEUS ACQUISITION CORP.

Ladies and Gentlemen:

Reference is made to (1) that certain Master Management Services Agreement, that certain Interim Management Services Agreement between Glenn Kaplan, Wayne
G. Kaplan and Evan A. Kaplan d/b/a G.W.E. Partnership and Senior Quarters Management Corp. dated as of September 30, 1997, and those Five Operating Agreements dated as of September 30, 1997 and the exhibits thereto (collectively the "Management and Operating Agreements") between G.W.E. Partnership and Kapson Rochester Manor L.L.C., Kapson Rochester East, L.L.C., Kapson Northport Development Corp., Commco Management Associates Inc., and Kapson H.K. Associates Holding Corp., respectively, and (2) that certain Amended and Restated Agreement and Plan of Merger (the "Amended and Restated Merger Agreement") of even date herewith, among Prometheus Senior Quarters LLC (the "Parent"), Prometheus Acquisition Corp. (the "Merging Corporation"), and Kapson Senior Quarters Corp. (the "Company"), pursuant to which Investor shall acquire Company pursuant to a tender offer of all of the outstanding shares of the Company and the Merging Corporation shall merge with and into the Company and all other documents executed in connection with the Amended and Restated Merger Agreement, including the Amended and Restated Escrow Agreement and all attachments and side letters thereto (collectively the "February 1998 Agreements"). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Amended and Restated Merger Agreement.

The parties agree to amend, and will cause any entities controlled solely by them to amend, any and all of the Management and Operating Agreements, as follows:

1. The Letter Agreement designated as Item 11 of Exhibit B to Operating Agreement, wherever attached, whether to an executed or form of Operating Agreement, shall be replaced with the Escrow Side Letter dated as of February 23, 1998;

2. Item B on Exhibit A of the Interim Management Services Agreement shall be amended to read: "An approximately 200 bed adult care facility known as Senior Quarters and located at 1025 Pleasantville Road, Briarclilff Manor, New York 11797."

3. Item C on Exhibit A of the Interim Management Services Agreement shall be amended to read: "An approximately 122 unit, 200 bed adult care facility known as Senior Quarters and located at 345 Northern Boulevard, Albany, New York ."

4. Item G on Exhibit A of the Interim Management Services Agreement referring to Senior Quarters Special Needs on the same campus as Greenpoint Senior Living shall be deleted.

5. Item H on Exhibit A of the Interim Management Services Agreement referring to a "pending license" shall be revised to conclude:
         "(effective at the time the Senior Quarter Operating Corporation ("SQOC") submits an application to operate as an enriched housing program as further described in Section 5.9 of the Company Disclosure Letter attached to the Amended and Restated Merger Agreement."

6. Exhibit A to the Master Management Services Agreement shall be amended to provide that the Master Management Services Agreement shall apply to an approximately 200 bed, 126 unit adult care facility known as Senior Quarters, located at 100 Peninsula Boulevard, Lynbrook, New York 11563 if SQOC submits an adult home application as further described in Section 5.9 of the Company Disclosure Letter attached to the Amended and Restated Merger Agreement prior to the Effective Time and such application is approved.

7. References in the Management and Operating Agreements to the Effective Time shall be amended to have the following meaning: the Effective Time of the merger of Prometheus Acquisition Corp. with and into Kapson Senior Quarters Corp. as defined in the Amended and Restated Merger Agreement.

8. References to the Effective Date in the initial sentence of Article IV of the Master Management Services Agreement and the Interim Management Services Agreement shall be deleted in their entirety and replaced by references to the Effective Time.

Please confirm that this letter correctly sets forth our agreement by signing a counterpart copy where designated below.

Very truly yours,

KAPSON SENIOR QUARTERS CORP.


By: /s/ Glenn Kaplan
   ----------------------------
   Title: Chairman and Chief Executive Officer

GLENN KAPLAN

/s/ GLENN KAPLAN
--------------------------------



WAYNE L. KAPLAN

/s/ WAYNE L. KAPLAN
---------------------------------


EVAN A. KAPLAN

/s/ EVAN A. KAPLAN
---------------------------------

AGREED:

PROMETHEUS SENIOR QUARTERS LLC

By:      LF STRATEGIC REALTY
         INVESTORS II L.P., its Sole Member

By:      LAZARD FRERES REAL ESTATE          PROMETHEUS ACQUISITION CORP.
         INVESTORS L.L.C.,
         its General Partner



By:      /s/ Robert P. Freeman              By: /s/ Robert P. Freeman
         -----------------------                ----------------------
         Robert P. Freeman                      Robert P. Freeman
         Principal                              President